Filed Pursuant to Rule 433

Registration Statement No. 333-164978

CSX Corporation

PRICING TERM SHEET

Dated October 17, 2012

$800,000,000 4.100% Notes due 2044

Issuer:	CSX Corporation

Ratings:	Baa2 / BBB

Security:	4.100% Notes due 2044

Size:	$800,000,000

Maturity Date:	March 15, 2044

Coupon:	4.100%

Interest Payment Dates:	March 15 and September 15, commencing March 15, 2013

Price to Public:	99.635%

Benchmark Treasury:	3% due May 15, 2042

Benchmark Treasury Yield:	2.971%

Spread to Benchmark Treasury:	+115 bps

Yield:	4.121%

Make-Whole Call:	T + 25 bps

Par Call:	Within six months prior to the maturity date

Expected Settlement Date:	October 22, 2012

CUSIP / ISIN:	126408 GY3 / US126408GY39

Joint Book-Running Managers:	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Morgan Stanley & Co. LLC J.P. Morgan Securities LLC UBS Securities LLC

Co-Managers:	Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc. PNC Capital Markets LLC The Williams Capital Group, L.P.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-800-831-9146, Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037 or Morgan Stanley & Co. LLC toll free at 1-866-718-1649.